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i2 TELECOM INTERNATIONAL, INC.
ANNOUNCES DECREASE AND EXTENSION OF
OFFER TO EXCHANGE OPTIONS

ATLANTA, GA July 30, 2009 – i2 Telecom International, Inc. (“i2Telecom”) announced today that the number of options eligible to participate in its offer to exchange options for shares of common stock decreased from 5,362,015 options to 5,243,015 options, which reflects the correction of a clerical error in the calculation of its options as originally disclosed in i2 Telecom’s Offer to Exchange, dated July 1, 2009.  I2 Telecom has extended the expiration date of its exchange offer to 5:00 P.M. Atlanta Time on August 14, 2009.  The exchange offer was previously scheduled to expire at 5:00 P.M., Atlanta Time, on July 31, 2009.   All other terms and conditions of the offer as set forth in i2Telecom’s Offer to Exchange, dated July 1, 2009, and the related Letter of Transmittal, as amended, remain the same.

The Letter of Transmittal previously furnished to option holders should be used to tender warrants.  The Letter of Transmittal is deemed amended to include the changes set forth above.  A Letter of Transmittal incorporating the changes set forth above will not be printed and distributed.

As of 5:00 P.M., Atlanta Time, on July 29, 2009, options representing approximately 1,151,577 shares of i2 Telecom’s common stock had been tendered to i2Telecom.

This announcement is not an offer to purchase or solicitation of an offer to sell options of i2Telecom.  The offer is made only by the Offer to Exchange and the related Letter of Transmittal.  As a result of the extension, i2Telecom is promptly filing with the Securities and Exchange Commission amendments to its exchange offer documents.  The amendments and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from i2Telecom.

The number of options and shares of common stock referenced herein are based upon the reverse stock split effective May 14, 2009.

About i2 Telecom International, Inc.

Incorporated in 1988 and the core business founded in 2002, i2Telecom International, Inc. is a leading developer of award-winning patented and innovative high-quality mobile applications products and services that employ best-of-breed VoIP technology and use a combination of the Company's own services network and the Internet to deliver high-quality phone calls, streaming video and text chat to customers on a global scale.  i2Telecom International provides its VoiceStick®, MyGlobalTalk™, Digital Portal communications and microgateway adapters for VoIP long-distance and other enhanced communication services to its subscribers.  Its patent pending services technology platform is compliant with the Session Initiation Protocol ("SIP") telecommunications industry standard.  For additional information visit www.i2telecom.com or www.voicestick.com or www.myglobaltalk.com or call 404-567-4750.

SAFE HARBOR Statement under the Private Securities Litigation Reform Act. With the exception of the historical information contained in this release, the matters described herein contain forward-looking statements that involve risk and uncertainties that may individually or mutually impact the matters herein described, including, but not limited to, product acceptance, economic, competitive, governmental, results of litigation, technological and/or other factors which are outside the control of the company. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial or equity markets, technological changes, and other business risk factors. i2Telecom® does not assume, and expressly disclaims, any obligation to update these forward-looking statements.

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